Exhibit 8.2

[Helms Mulliss & Wicker, PLLC Letterhead]

November 29, 2007

First Charter Corporation
10200 David Taylor Drive
Charlotte, North Carolina 28262-2373

Re:	Registration Statement on Form S-4, as amended (the “Registration Statement”) with respect to shares to be issued pursuant to Amended and Restated Agreement and Plan of Merger, dated as of September 14, 2007 (the “Merger Agreement”), by and among the First Charter Corporation (“First Charter”), Fifth Third Bancorp (“Fifth Third”), and Fifth Third Financial Corporation.

Ladies and Gentlemen:

We have acted as counsel to First Charter in connection with the proposed merger (the “Merger”) of First Charter with and into Fifth Third Financial Corporation pursuant to the Merger Agreement. This opinion is provided pursuant to the requirements of Item 21(a) of Form S-4 and Item 601(b)(8) of Regulation S-K. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Merger Agreement.

In the Merger, First Charter will merge with and into Fifth Third Financial Corporation in accordance with the applicable provisions of Ohio and North Carolina law, and each share of First Charter common stock (excluding shares owned directly by First Charter or Fifth Third except for any First Charter shares held by them in a fiduciary capacity) that is issued and outstanding immediately prior to the Effective Time will be cancelled and converted, by virtue of the Merger and without any further action, into the right to receive either $31.00 worth of Fifth Third common stock or $31.00 in cash based on the election of the First Charter shareholders. Also, cash will be paid in lieu of the issuance of fractional shares of First Charter common stock.

In giving this opinion we have reviewed, and with your permission we have relied upon, the representations and warranties contained in and the facts described in the Merger Agreement, the Registration Statement, and the certificates dated November 29, 2007 in which an officer of First Charter and an officer of Fifth Third make certain representations on behalf of First Charter and Fifth Third, respectively, regarding the Merger (the “Tax Certificates”).

In giving this opinion, we have with your permission assumed that the statements in the Tax Certificates are true, correct and complete as of the date of this opinion, and any representation or statement made “to the best of knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person or entity has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement. We also assume that (a) the Merger will be consummated in accordance with the Merger Agreement and (b) First Charter’s only outstanding stock (as that term is used in Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”)), as of the Effective Time, is the First Charter common stock. In addition, we further assume that, notwithstanding anything to the contrary in Section 8.1(g) of the Merger Agreement, no less than seventy percent (70%) of the fair market value of the Merger Consideration as of the Effective Time will be composed of Fifth Third common stock. No ruling has been or will be sought from the Internal Revenue Service as to the federal tax consequences of the Merger.

Based on the foregoing, and subject to the limitations herein, we are of the opinion that under existing law, upon consummation of the Merger in accordance with the Merger Agreement, for federal income tax purposes:

1.	The Merger will constitute a “reorganization” within the meaning of Code Section 368(a).

2.	Each of Fifth Third and First Charter will be a party to that reorganization within the meaning of Code Section 368(b).

3.	No gain or loss will be recognized by First Charter by reason of the Merger.

4.	The shareholders of First Charter who receive solely Fifth Third common stock in exchange for their First Charter common stock will recognize no gain or loss for federal income tax purposes (except with respect to any cash received in lieu of a fractional share interest in Fifth Third common stock).

5.	Generally, the shareholders of First Charter who receive solely cash in exchange for their First Charter common stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash received and their adjusted tax basis in their First Charter common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the Effective Time of the Merger, the holding period for their First Charter common stock is greater than one year.

6.	A shareholder of First Charter who receives both Fifth Third common stock and cash in exchange for his or her First Charter common stock will recognize gain, but not loss, for federal income tax purposes in an amount equal to the lesser of (i) the cash (excluding any cash received in lieu of a fractional share of Fifth Third common stock) and the fair market value of the Fifth Third common stock received (including the fair market value of any fractional share of Fifth Third common stock which is deemed to be distributed in the Merger and then redeemed by Fifth Third), less the tax basis in First Charter common stock, or (ii) the amount of cash received.

7.	A shareholder of First Charter who receives cash instead of a fractional share of Fifth Third common stock will recognize income, gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by Fifth Third in respect of the fractional share.

8.	The tax basis of the Fifth Third common stock received (including fractional shares deemed received and redeemed) by holders of First Charter common stock who exchange their First Charter common stock for Fifth Third common stock in the merger will be the same as the tax basis of the First Charter common stock surrendered in exchange for the Fifth Third common stock (reduced by an amount allocable to a fractional share interest in Fifth Third common stock deemed received and redeemed), and

9.	The holding period of the Fifth Third common stock received (including fractional shares deemed received and redeemed) by holders who exchange their First Charter common stock for Fifth Third common stock in the merger will be the same as the holding period of the First Charter common stock surrendered in exchange therefor, provided that such First Charter common stock is held as a capital asset at the effective time.

We express no opinion as to the laws of any jurisdiction other than the United States of America. Further, our opinion is limited to the specific conclusions set forth above, and no other opinions are expressed or implied. The opinions stated with respect to shares of First Charter common stock do not apply to any stock rights, warrants or options to acquire First Charter common stock. The opinions stated as to First Charter shareholders are general in nature and do not necessarily apply to any particular First Charter shareholder, and, for example, may not apply to shareholders who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax-exempt organizations; or to persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), are subject to the alternative minimum tax (to the extent that tax affects the tax consequences), who elect to apply a mark-to-market method of accounting, or are subject to the “golden parachute” provisions of the Code (to the extent those provision affect the tax consequences); or to shareholders who acquired First Charter common stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, or who hold their shares as part of a “hedge,” “constructive sale,” “straddle” or “conversion or other integrated transaction.”

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind. Changes to the Code or in regulations or rulings thereunder, or changes by the courts in the interpretation of the authorities relied upon, may be applied retroactively and may affect the opinions expressed herein. This opinion is rendered based upon applicable laws, rules and regulations as in effect on the date hereof, and we assume no duty or responsibility to inform you of any changes hereafter in our opinion due to any change hereafter in such laws, rules or regulations. Any material defect in any assumption or representation on which we have relied would adversely affect our opinion.

We furnish this opinion to you solely to support the discussion set forth under the headings “SUMMARY — Tax Consequences of the Merger” and “PROPOSAL — MERGER OF FIRST CHARTER INTO FIFTH THIRD FINANCIAL CORPORATION — Material Federal Income Tax Consequences” in the Registration Statement, and we do not consent to its use for any other purpose. We hereby consent to be named in the Registration Statement under the foregoing headings and to the filing of a copy of this opinion as Exhibit 8.2 to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/  Helms Mulliss & Wicker, PLLC
HELMS MULLISS & WICKER, PLLC